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                        PHIBRO ANIMAL HEALTH CORPORATION



                                January 27, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Jeffrey Riedler, Assistant Director
           Anne Nguyen, Esq.

Re:        Phibro Animal Health Corporation
           Registration Statement on Form S-4
           File No. 333-122063, filed January 14, 2005
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Dear Mr. Riedler:

     In connection with the above referenced Registration Statement on Form S-4, pursuant to which Phibro Animal Health Corporation ("PAHC") and Philipp Brothers Netherlands III B.V. ("PB III" and with PAHC, the "Issuers") are offering to exchange (the "Exchange Offer") an aggregate of 127,491 units, consisting of $103.207 million principal amount of 13% Senior Secured Notes due 2007 of PAHC and $24.284 million principal amount of 13% Senior Secured Notes due 2007 of PB III, registered under the Securities Act of 1933 (collectively, the "Exchange Securities"), for a like aggregate principal amount of the Issuers' units and notes sold in private offerings, the undersigned, on behalf of the Issuers, states that the Issuers are registering the Exchange Offer in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (May 13, 1988) (the "Exxon Capital Letter"); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991); and Sherman and Sterling, SEC No-Action Letter (July 2, 1993).

     In addition, on behalf of the Issuers, the undersigned represents that:

     (i) The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Securities to be received in the Exchange Offer and to the best of each of the Issuers' information and belief, each person (including any broker-dealer) participating in the Exchange Offer is acquiring the Exchange Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Securities to be received in the Exchange Offer.

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Securities and Exchange Commission
January 27, 2005
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     (ii) The Issuers will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary re-sales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (1) could not rely on the staff position enunciated in the Exxon Capital Letter or similar letters and
(2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

     (iii) The Issuers will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a representation to the effect that by accepting the exchange offer, the exchange offeree represents to the Issuers that is not engaged in, and does not intend to engage in, a distribution of the Exchange Securities.

                                                Phibro Animal Health Corporation


                                                By: /s/ Richard G. Johnson
                                                Name: Richard G. Johnson
                                                Title: Chief Financial Officer